Veriglif, Inc.



ANNUAL REPORT

251 W. 30th Street #606

New York, NY 10001

0

veriglif.com

This Annual Report is dated April 23, 2021.

BUSINESS

We believe that your personal data is an asset that you should control and be rewarded for its use. We are passionate advocates for changing the paradigm of how data is used to drive more value for everyone involved in the personal data economy.

Veriglif is building a private blockchain, privacy compliant and verified personal data marketplace for everyone's benefit.

Consumer data allows businesses to create better products and services and is highly valuable; however, consumers are not always fairly compensated each time it is used and lack the transparency about how it is being used. Veriglif gives consumers a revenue share of their data and allows them to see and control who is using their data.

Consumer data is often collected and stored in silos due to technical limitations and privacy challenges. Veriglif identifies the same consumer across every available data source and inter-connects them with permission in real-time to allow businesses a more holistic view of the consumer to create a 'network of networks'. One data source may have demographic information such as gender, age, and income; another data source may have purchase history; and another may have hobbies and interests - when these are interconnected businesses can really understand the consumer.

The quality of consumer data is often poor due to bots, bad data management practices and fraud. Veriglif generates a real-time confidence score of each record in its network by evaluating the data consistency across all available data sources. This allows businesses to trust the data bought through veriglif.

Veriglif is a middleware technology solution that allows personal data stakeholders (collectors, sample providers, buyers and consumers) to connect and transact. We charge a transaction fee each time a record is purchased and act as the intermediary between buyers and sellers. We are the digital connective tissue, a 'network of networks', that allows consumer data to be verified and exchanged with full permission for mutual benefit of all - most importantly for the consumer.

Previous Offerings

Current Offering Type: Equity
Security Name: Preferred Stock
Minimum Number of Shares Offered: 16,949
Maximum Number of Shares Offered: 1,747,438
Price per Share: $0.59
Pre-Money Valuation: $7,023,072.67

Type of security sold: Convertible Note
Final amount sold: $294,314.00
Use of proceeds: Platform and business development
Date: October 04, 2019
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $34,969.65
Use of proceeds: Platform scoping and development
Date: July 15, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $65,000.00

Use of proceeds: Platform devemopment
Date: January 29, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $310,345.42
Use of proceeds: Platform and business development
Date: January 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $122,500.00
Use of proceeds: Platform and business development
Date: February 24, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $17,867.00
Use of proceeds: Platform and Business development
Date: March 06, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $51,451.00
Use of proceeds: Platform and Business development
Date: August 13, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

We have 6 months of cashflow with no revenue.

Foreseeable major expenses based on projections:

Veriglif is currently a very lean operation. We have a distributed remote workforce across the globe. Our major expenses are development salaries, as our business development leverages the reach of our Chief Strategy Officer (Leonard Murphy) who is arguably the most well-connected individual in the market research and insights industry.

Future operational challenges:

Some of the future operational challenges are the cost of scaling out our community. We expect that we will need more than 1 million consumers to reach critical mass. We are already working with one partner that can bring an estimated 30,000 new consumers each month into the network after soft-launch, but there are costs in doing so.

Once we reach that critical mass volume we expect that we will have many more large partners wanting to integrate causing a snowball effect.

Future challenges related to capital resources:

Some of the future challenged related to capital resources are our ability to incrementally build and sell the platform to partners based on their immediate needs whilst maintaining our long term objectives without running out of cashflow. We have 6 months of cashflow and thus need to start realizing the benefits of our existing partners in the coming months.

Future milestones and events:

The most significant milestone that we foresee that will have significant impact on Veriglif's financials are when we reach a critical mass of 1 million consumers in the network. Until this point we will rely on selling other services and tools such as data enrichment/appending and data collection tools such as our browser extension.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $36,070.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

All Debt has been converted to equity.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: James Wilson

James Wilson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)
Dates of Service: October 21, 2018 - Present
Responsibilities: Making major corporate decisions, managing the overall operations and

resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. James' salary is $175k and has a 7.37% in common stock vesting over another 2 years and a restricted stock award with 11.18% in common stock vesting over another 3 years.

Other business experience in the past three years:

Employer: Potentiate Pty Ltd
Title: Chief Technology Officer (CTO)
Dates of Service: July 01, 2012 - August 01, 2019
Responsibilities: Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.

Other business experience in the past three years:

Employer: Potentiate Pty Ltd
Title: Director
Dates of Service: July 01, 2012 - Present
Responsibilities: Management of the company's business by making the strategic and operational decisions for the company. Ensure that the company meets its statutory obligations. Participate in board meetings to enable the board to reach these decisions and make sure that the company's obligations are fulfilled.

Other business experience in the past three years:

Employer: iDrive Pty Ltd
Title: CTO
Dates of Service: January 01, 2018 - June 30, 2019
Responsibilities: Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.

Other business experience in the past three years:

Employer: Stonegate
Title: Chief Technology Officer (CTO) and Co-Founder
Dates of Service: December 01, 2017 - November 30, 2018
Responsibilities: Management of the company's business by making the strategic and operational decisions for the company. Ensure that the company meets its statutory obligations. Participate in board meetings to enable the board to reach these decisions and make sure that the company's obligations are fulfilled. Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.

Other business experience in the past three years:

Employer: Sampleworx Pty Ltd
Title: Chief Technology Officer (CTO) and Co-Founder
Dates of Service: July 01, 2007 - October 31, 2018
Responsibilities: Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs. Management of the company's business by making the strategic and operational decisions for the company. Ensure that the company meets its statutory obligations. Participate in board meetings to enable the board to reach these decisions and make sure that the company's obligations are fulfilled.

Name: Henry Cheang

Henry Cheang's current primary role is with Potentiate Pty Ltd. Henry Cheang currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman
Dates of Service: July 01, 2018 - Present
Responsibilities: Promoting the highest standards of integrity, probity and corporate governance throughout the Company and particularly at Board level. Henry does not receive a salary but has 6.58% in common stock vesting over 4 years.

Other business experience in the past three years:

Employer: Potentiate Pty Ltd
Title: Executive Chairman
Dates of Service: January 10, 2010 - Present
Responsibilities: Promoting the highest standards of integrity, probity and corporate governance throughout the Company and particularly at Board level

Other business experience in the past three years:

Employer: AdClarity Pty Ltd
Title: Non-Executive Director
Dates of Service: May 01, 2020 - Present
Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

Employer: Livius
Title: Non-Executive Chairman
Dates of Service: May 01, 2019 - Present
Responsibilities: Promoting the highest standards of integrity, probity and corporate governance throughout the Company and particularly at Board level

Other business experience in the past three years:

Employer: Houston We Have Limited
Title: Advisory Board Member
Dates of Service: July 01, 2019 - Present
Responsibilities: developing an understanding of the business, market and industry trends and provide counsel on issues raised by owners/directors or management

Other business experience in the past three years:

Employer: idDriver Pty Ltd
Title: Non-Executive Director
Dates of Service: August 01, 2018 - Present
Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

Employer: InfoTools
Title: Non-Executive Director
Dates of Service: January 01, 1995 - Present
Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

Employer: Kapiche
Title: Non-Executive Director
Dates of Service: October 01, 2016 - Present
Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

Employer: Aeromist
Title: Non-Executive Director
Dates of Service: May 01, 2020 - Present
Responsibilities: Non-Executive Director

Other business experience in the past three years:

Employer: Mirrorwave
Title: Advisory Board Member
Dates of Service: July 01, 2020 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Feedback Avatars
Title: Advisory Board Member
Dates of Service: July 01, 2020 - Present
Responsibilities: Advisory Board Member

Name: Glen Robinson

Glen Robinson's current primary role is with Potentiate Pty Ltd. Glen Robinson currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer (CFO)
Dates of Service: July 01, 2018 - Present
Responsibilities: Responsible for managing the financial actions of a company. Tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions. Glen does not receive a salary but has 5.78% in common stock vesting over another 2 years and a restricted stock award with 2.94% vesting over another 3 years.

Other business experience in the past three years:

Employer: Potentiate Pty Ltd
Title: Chief Financial Officer (CFO)
Dates of Service: October 01, 2019 - Present
Responsibilities: Responsible for managing the financial actions of a company. Tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Other business experience in the past three years:

Employer: Valtegra
Title: Managing Partner
Dates of Service: June 01, 2011 - Present
Responsibilities: Maintaining positive client relationships and driving new acquisitions. Developing and implementing organizational goals, procedures, and policies. Consulting and cooperating with other executives, board members, and employees. Managing, monitoring, and reviewing business operations. Identifying improvement gaps and implementing corrective measures. Reviewing and overseeing all financial activities, performance, and documentation. Overseeing hiring activities and approving contracts

Name: Jonathan Ewert

Jonathan Ewert's current primary role is with CapZone Impact Investments LLC. Jonathan Ewert currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January 01, 2019 - Present
Responsibilities: Challenges the direction and performance of the company with greater objectivity. A mentor to the CEO. Jonathan does not receive a salary but has 2.1% in common stock vesting over another 2 years

Other business experience in the past three years:

Employer: CapZone Impact Investments LLC
Title: Board Member
Dates of Service: July 01, 2018 - Present
Responsibilities: Sets the company vision and appoint the chief officers to carry out that vision

Other business experience in the past three years:

Employer: Kinetic Analysis Corporation
Title: Advisory Board Member
Dates of Service: May 01, 2012 - Present
Responsibilities: Provides strategic advice to the management

Other business experience in the past three years:

Employer: Piano
Title: Board Member
Dates of Service: October 01, 2017 - January 31, 2019
Responsibilities: Sets the company vision and appoint the chief officers to carry out that vision

Other business experience in the past three years:

Employer: Wellesley Information Services, a United Communications Group affiliate
Title: CEO
Dates of Service: November 01, 2016 - November 30, 2018
Responsibilities: Head of the organization when communicating with stockholders, government entities and the general public. Leads the development of the organization's long- and short-term strategies Manages overall operations and make major decisions affecting the organization and the organization's resources Negotiate or approve agreements and contracts for the organization

Other business experience in the past three years:

Employer: Capitol Peak Asset Management
Title: Operating Partner
Dates of Service: May 01, 2017 - June 30, 2018
Responsibilities: Operating Partner

Other business experience in the past three years:

Employer: SciFutures

Title: Board Member
Dates of Service: August 01, 2015 - June 30, 2018
Responsibilities: Board Member

Name: Lukas Pospichal

Lukas Pospichal's current primary role is with Greenbook. Lukas Pospichal currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: October 01, 2018 - Present
Responsibilities: Challenges the direction and performance of the company with greater objectivity. Lukas does not receive a salary but has 7.37% in common stock vesting over another 2 years

Other business experience in the past three years:

Employer: Greenbook
Title: Managing Director
Dates of Service: March 01, 2005 - Present
Responsibilities: Head of the organization when communicating with stockholders, government entities and the general public. Leads the development of the organization's long- and short-term strategies Manages overall operations and make major decisions affecting the organization and the organization's resources Negotiate or approve agreements and contracts for the organization

Other business experience in the past three years:

Employer: New York American Marketing Association
Title: Managing Director
Dates of Service: February 01, 2013 - Present
Responsibilities: Head of the organization when communicating with stockholders, government entities and the general public. Leads the development of the organization's long- and short-term strategies Manages overall operations and make major decisions affecting the organization and the organization's resources Negotiate or approve agreements and contracts for the organization

Name: Scott Miller

Scott Miller's current primary role is with Michigan State University - Eli Broad College of Business. Scott Miller currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: February 01, 2020 - Present

Responsibilities: Challenges the direction and performance of the company with greater objectivity. A mentor to the CEO. Scott does not receive a salary but has 0.63% in common stock vesting over another 4 years

Other business experience in the past three years:

Employer: Michigan State University - Eli Broad College of Business
Title: Adjunct Professor
Dates of Service: September 01, 2019 - Present
Responsibilities: Adjunct Professor

Other business experience in the past three years:

Employer: Vision Critical
Title: Board Member
Dates of Service: September 01, 2012 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: Vision Critical
Title: President and CEO
Dates of Service: October 01, 2012 - December 31, 2019
Responsibilities: President and CEO

Other business experience in the past three years:

Employer: BERA Brand Management
Title: Board Member
Dates of Service: September 01, 2018 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: United Exports Limited
Title: Board Member
Dates of Service: December 01, 2019 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: DataSpeaks, Inc
Title: Board Member
Dates of Service: December 01, 2019 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: Namenuaxia
Title: Member Of The Board Of Advisors
Dates of Service: April 01, 2020 - Present
Responsibilities: Member Of The Board Of Advisors

Name: Leonard Murphy

Leonard Murphy's current primary role is with GreenBook Marketing Media. Leonard Murphy currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and Chief Strategy Officer
Dates of Service: October 01, 2018 - Present
Responsibilities: Helping the CEO with the strategy executions within the company. Challenges the direction and performance of the company with greater objectivity. Leonard receives $24k in salary and has 7.37% in common stock vesting over another 2 years and has a restricted stock award with 4.71% vesting over another 3 years.

Other business experience in the past three years:

Employer: GreenBook Marketing Media
Title: Executive Editor & Producer
Dates of Service: May 01, 2010 - Present
Responsibilities: Executive Editor & Producer

Other business experience in the past three years:

Employer: Gen2 Advisors
Title: Senior Partner
Dates of Service: May 01, 2012 - Present
Responsibilities: Senior Partner

Other business experience in the past three years:

Employer: Insight Innovation Exchange
Title: Chairman and Producer
Dates of Service: July 01, 2012 - Present
Responsibilities: Chairman and Producer

Other business experience in the past three years:

Employer: Michigan State University - The Eli Broad College of Business
Title: Advisory Board Member
Dates of Service: April 01, 2015 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: University of Georgia - Terry College of Business
Title: Advisory Board Member
Dates of Service: March 01, 2017 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Consensus Point
Title: Advisory Board Member
Dates of Service: November 01, 2015 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Brunswick Group
Title: Advisory Board Member
Dates of Service: March 01, 2016 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: ZappiStore
Title: Advisory Board Member
Dates of Service: February 01, 2015 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Decooda
Title: Board of Advisors
Dates of Service: March 01, 2011 - Present
Responsibilities: Board of Advisors

Other business experience in the past three years:

Employer: GlimpzIt
Title: Advisory Board Member
Dates of Service: November 01, 2015 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Ask Your Target Market (AYTM)
Title: Senior Strategic Advisor
Dates of Service: February 01, 2015 - Present
Responsibilities: Senior Strategic Advisor

Other business experience in the past three years:

Employer: Ramius Corporation
Title: Advisory Board Member
Dates of Service: February 01, 2015 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: iQual Research & Consultancy
Title: Global Innovation Advisor
Dates of Service: February 02, 2012 - Present
Responsibilities: Global Innovation Advisor

Other business experience in the past three years:

Employer: NewMR Virtual festival
Title: Advisory Board Member
Dates of Service: July 01, 2010 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Research Industry Trends Monitoring Group
Title: Co-founder
Dates of Service: April 01, 2002 - Present
Responsibilities: Co-founder

Other business experience in the past three years:

Employer: Measure Consumer Perspectives
Title: Board of Advisors
Dates of Service: January 01, 2012 - June 03, 2018
Responsibilities: Board of Advisors

Other business experience in the past three years:

Employer: Virtual Incentives
Title: Chief Client Engagement Strategist
Dates of Service: January 01, 2015 - January 30, 2018
Responsibilities: Chief Client Engagement Strategist

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: James Wilson
Amount and nature of Beneficial ownership: 2,208,450
Percent of class: 18.61

Title of class: Preferred Stock
Stockholder Name: James Wilson
Amount and nature of Beneficial ownership: 7,374
Percent of class: 18.61

Title of class: Common Stock
Stockholder Name: Leonard Murphy
Amount and nature of Beneficial ownership: 1,437,900
Percent of class: 12.14

Title of class: Preferred Stock
Stockholder Name: Leonard Murphy
Amount and nature of Beneficial ownership: 7,374
Percent of class: 12.14

Title of class: Common Stock
Stockholder Name: New York AMA Communication Services Inc. DBA Greenbook
Amount and nature of Beneficial ownership: 990,000
Percent of class: 10.56

Title of class: Preferred Stock
Stockholder Name: New York AMA Communication Services Inc. DBA Greenbook
Amount and nature of Beneficial ownership: 266,995
Percent of class: 10.56

RELATED PARTY TRANSACTIONS

Veriglif engages in no related party transactions

OUR SECURITIES

Our authorized capital stock consists of 14,000,000 shares of common stock, par value $0.00001 per share.

The total number of shares of all classes of capital stock which the corporation is authorized to issue is 14,000,000 shares, consisting of 10,000,000 shares of Common Stock, par value $0.00001 per share (the "Common Stock"), and 4,000,000 shares of Preferred Stock, par value $0.00001 per share (the "Preferred Stock").

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Veriglif, Inc.

By   /s/ *Glen Robinson*

      Name: Glen Robinson

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet

Veriglif, Inc.
As at 31 December 2020

	31 Dec 2020	31 Dec 2019
Assets		
Cash and Cash Equivalents		
Business Account	36,070	121,138
Total Cash and Cash Equivalents	**36,070**	**121,138**
Current Assets		
Accounts Receivable	44	-
Loan Receivable	-	36,085
Total Current Assets	**44**	**36,085**
Property, Plant and Equipment		
Software Development costs in progress	147,973	69,506
Total Property, Plant and Equipment	**147,973**	**69,506**
Other Non-current Assets		
Income Tax Asset	188,855	133,456
Total Other Non-current Assets	**188,855**	**133,456**
Total Assets	**372,942**	**360,185**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	15,727	8,570
Line of Credit	-	704,631
Total Current Liabilities	**15,727**	**713,202**
Non-Current Liabilities		
Accrued Interest	2,733	2,733
Total Non-Current Liabilities	**2,733**	**2,733**
Total Liabilities	**18,460**	**715,935**
Equity		
Current Year Earnings	(208,408)	(355,839)
Owner's Capital	90	90
Owner's Capital: Owner's Investment	918,639	-
Retained Earnings	(355,839)	-
Total Equity	**354,482**	**(355,749)**
Total Liabilities and Equity	**372,942**	**360,185**

Income Statement (Profit and Loss)

Veriglif, Inc.
For the year ended December 31, 2020

	2020	2019
Income		
Sales	114.88	-
Total Income	**114.88**	**-**
Cost of Goods Sold		
Subcontractors	190,211.12	300,302.56
Total Cost of Goods Sold	**190,211.12**	**300,302.56**
Gross Profit	**(190,096.24)**	**(300,302.56)**
Operating Expenses		
Accommodation	-	4,008.40
Advertising	32,092.57	1,409.98
Bank Service Charges	-	20.00
Business License & Fees	2,725.00	-
Cloud Services	15,490.96	14,167.54
Corporation Tax	50.00	25.00
Co-working Space	1,838.37	-
Income Tax benefit	(55,399.47)	(133,456.00)
Insurance	6,927.56	-
Interest Expense	-	2,733.00
Meals & Entertainment	135.37	3,038.26
Miscellaneous	2,249.61	6,609.92
Other Expense	9,840.00	-
Professional Fees	254.00	59,817.79
Reimbursable Expense	-	1,658.83
Travel	2,107.34	9,504.81
Wages & Salaries	-	85,999.35
Total Operating Expenses	**18,311.31**	**55,536.88**
Operating Income	**(208,407.55)**	**(355,839.44)**
Net Income	**(208,407.55)**	**(355,839.44)**

CERTIFICATION

I, Glen Robinson, Principal Executive Officer of Veriglif, Inc., hereby certify that the financial statements of Veriglif, Inc. included in this Report are true and complete in all material respects.

Glen Robinson

Principal Executive Officer